Exhibit (h)(24)

FEE WAIVER AGREEMENT

THIS A FEE WAIVER AGREEMENT (the “Waiver Agreement”) is made as of this 4th day of November, 2022 by and between EA Series Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, the Alpha Architect 1-3 Month Box ETF (the “Fund”) and Empowered Funds, LLC, dba EA Advisers, a Pennsylvania limited liability company (the “Adviser”). The Trust and the Adviser are referred to herein as the “Parties.”

BACKGROUND:

A.	The Trust has been organized and operates as an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and engages in the business of investing and reinvesting its assets in securities and other investments.

B.	The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and engages in the business of providing investment advisory services.

C.	The Trust has selected the Adviser to serve as the investment adviser for the Fund pursuant to an investment advisory agreement between the Trust and the Adviser entered into as of November 4th, 2022 (the “Advisory Agreement”).

D.	The Parties desire enter into a fee waiver agreement.

E.	This Background section is hereby incorporated by reference into and made a part of this Waiver Agreement.

TERMS:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the sufficiency of which is hereby acknowledged, and each of the Parties hereto intending to be legally bound, it is agreed as follows:

1.	Fee Waiver.

(a)	Alpha Architect 1-3 Month Box ETF. The Adviser agrees to waive receipt of its management fees and/or assume expenses of the Fund so that the total annual operating expenses of the Fund (excluding payments under the Fund’s Rule 12b-1 distribution and service plan (if any), brokerage expenses, taxes (including tax-related services), interest (including borrowing costs), litigation expense (including class action-related services) and other non-routine or extraordinary expenses) do not exceed 0.1949% of the Fund’s average daily net assets.

The level of the fee waiver described above may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined in the 1940 Act).

2. Recoupment. There shall be no recoupment of any waived fees or expenses by the Adviser.

3. Term and Termination. This Waiver Agreement shall, with respect to the Fund, commence on the Fund’s launch date and remain in effect for at least one year (the “Effective Period”). This Waiver Agreement shall automatically terminate with respect to the Fund upon termination of the Advisory Agreement with respect to the Fund. The Board of Trustees of the Trust, in its sole discretion, may terminate this Waiver Agreement after the Effective Period only by a majority vote of the “non-interested” trustees of the Trust (as defined in the 1940 Act).

4. Entire Agreement; Modification; Amendment. This Waiver Agreement constitutes the complete understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of this Waiver Agreement shall be binding unless in writing and executed by the Parties.

IN WITNESS WHEREOF, the Parties have caused this Waiver Agreement to be executed as of the date first written above.

EA SERIES TRUST (On behalf of the Alpha Architect 1-3 Month Box ETF)

By:	/s/ Michael Pagano
Name:	Michael Pagano, Ph.D.
Title:	Trustee

EMPOWERED FUNDS, LLC, dba EA Advisers

By:	/s/ Wesley R. Gray
Name:	Wesley R. Gray
Title:	Manager